

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 1.910/ 209 /2005

Finance Department
Tel. 0-2537-4512/0-2537-4611


05008497

May 24, 2005

SUPPL

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Petroleum Discoveries, Vietnam 9-2 Project
Reference: Letter PTTEP No. 1.910/ 168 / 2005, dated May 9, 2005

Reference is made to PTTEP Hoan Vu Company Limited, a subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), which has 25% participation interest in the Vietnam 9-2 project, and the other partners, consisting of SOCO Vietnam Limited, and Petrovietnam Exploration and Production Company with 25% and 50% interest respectively. Reference is also made to the announcement by PTTEP on the progress and flow rate testing of the appraisal well, CNV-3X.

PTTEP wishes to report that the final test on CNV-3X has resulted in petroleum discovery, with maximum flow rate of approximately 13,040 barrels of crude oil equivalent per day comprised of approximately 9,010 barrels of crude oil per day and approximately 22.6 million cubic feet of natural gas per day.

This discovery indicates a successful result in proving the petroleum potential of the Vietnam 9-2 project.

Yours sincerely,

Somkiet Janmaha
Vice President, Geoscience Division
Acting President